FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME Nº 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“GPA”), pursuant to article 157 of Law 6.404/1976 and Instruction CVM 358/2002, informs its shareholders and the market in general, that its Board of Directors was informed, on this date, of the launch by Group Casino of preparatory studies for a potential capital increase of Cdiscount, direct subsidiary of Cnova in which GPA holds 34.17% of the capital stock.

This transaction aims at enabling Cdiscount to accelerate its growth plan and may also include a secondary offering of the shares held by the Group.

GPA’s Board of Directors received positively the launch of these studies and points out the excellent operational performance of this subsidiary, as well as the strong potential growth of Cdiscount and the favorable environment of capital markets.

GPA received, on this date, copy of the following publication made by Casino Group on this project:

“Casino Group actively studies potential market operations for Cdiscount and GreenYellow subsidiaries

Paris, 12th April 2021,

The Board of Directors of Casino Group today reviewed strategic options for its Cdiscount and GreenYellow subsidiaries.

The Board noted the excellent operational performances of both companies, their recognized strong growth potential in their respective markets and the current favorable environment on the equity market.

It also confirmed the strategic role of both subsidiaries in the Group’s profitable growth plan.

As a result, Casino Group announces that it has launched preparatory works for potential additional capital increases for GreenYellow and Cdiscount to enable them to accelerate their growth plans.

Those operations, which could be done through market operations, could also include a secondary placement of shares held by the Group, while ensuring that Casino Group continues to maintain control of both strategic subsidiaries.

The Groupe will keep the market informed of the evolution of those projects which will be conducted in consultation with the other shareholders of both subsidiaries.”

GPA will inform its shareholders and the market in general of any further information about this project it receives from Casino Group.

São Paulo, April 12, 2021.

Isabela Cadenassi

Investors Relation Officer

Special Notice Regarding Forward-Looking Statements:

This notice to the market includes forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of the management of GPA. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward looking statements. You are cautioned not to put undue reliance on such forward-looking statements. GPA undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 12, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.